AMERICAN REBEL HOLDINGS, INC.

909 18th Avenue South, Suite A

Nashville, Tennessee 37212

November 1, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	American Rebel Holdings, Inc.
Registration Statement on Form S-3, as amended
File No. 333-274909

ACCELERATION REQUEST

Requested Date:	November 3, 2023
Requested Time:	4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), American Rebel Holdings, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (“the Registration Statement”) be accelerated to November 3, 2023, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Scott E. Linsky of Lucosky Brookman LLP, at (732) 395-4408. Thank you very much.

Sincerely yours,

AMERICAN REBEL HOLDINGS, INC.

/s/ Charles A. Ross, Jr.
Charles A. Ross, Jr.
Chief Executive Officer

cc:	Scott E. Linsky, Esq.